SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of FEBRUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

                   <Logo Indosat Appear Here>

            PT INDONESIAN SATELLITE CORPORATION Tbk
        ANNOUNCEMENT TO THE SHARESHOLDERS REGARDING TO
                        THE STOCK SPLIT

The Board of Directors of PT Indosat Tbk (the Company) hereby announces to the shareholders of the Company that the Extraordinary General Meeting of Shareholders of the Company, held on Monday, March 8, 2004 (EGMS), approved the split of the nominal value of the Company shares from Rp. 500 (Five Hundred Rupiah) to Rp. 100
(One Hundred Rupiah) per share and also approved the amendment to the Article 4 paragraphs 1 and 2 of the Articles of Association of the Company. Such resolution in connection with the amendment to the articles of association of the Company is stated in the Deed of Resolution No. 7, dated March 8, 2004, made before
Poerbaningsih  Adi Warsito, SH, Notary in Jakarta.

Such amendment has been reported to the Department of Justice and Human Rights of the Republic of Indonesia as stated in the Letter of Acknowledgement
No. C-05582 HT.01.04 TH. 2004 dated March 8, 2004 and
registered in the Company Register at Kantor Pendaftaran
Perusahaan Kodya Jakarta Pusat under the registration
No. 0540/RUB. 09.05/III/2004 dated  March 9, 2004.

Pursuant to the aforementioned, the Company wishes to implement the stock split of the nominal value from Rp. 500 (Five Hundred Rupiah) to Rp. 100 (One Hundred
Rupiah) per share based on the following schedule and procedures:

No.               Activities                    Date
1.    Last trading day for shares with      March 17, 2004
      the old nominal value of Rp. 500
      per share in the Regular Market
      and Negotiated Market

2.    First trading day for shares with     March 18, 2004
      the new nominal value of Rp. 100
      per share in Regular Market and
      Negotiated Market

3.    Last settlement date for the          March 23, 2004
      trading of shares with the old
      nominal value of Rp. 500 per share

4.    Last day of determination of the      March 23, 2004
      list of securities account holder
      entitled to the stock split
      (Record Date)

5.    Trading Period with old nominal       March 18, 2004
      of value the Rp. 500 per share in          until
      the  Cash Market                      March 23, 2004


6.    Last trading day for shares with      March 19, 2004
      the old nominal value Rp. 500
      per share in the Immediate Market *)

7.    First trading day for shares with     March 23, 2004
      the new nominal value of Rp. 100,
      per share in the Immediate Market *)

8.    Distribution of the share with        March 24, 2004
      the new nominal value of Rp. 100
      resulting from the stock split of
      nominal value to the securities
      account holder in KSEI.

9.    The first trading period with the     March 24, 2004
      new nominal value of  Rp. 100  per
      share in the Cash Market

10.   The commencement date of share        March 24, 2004
      trading settlement with the new
      nominal value of Rp. 100,- per share

*) Number 6 and 7 from the table only apply for trading shares in Surabaya Stock Exchange.

Note :

1. For the shareholders whose shares already registered
   in the collective custodian in PT Kustodian Sentral Efek
   Indonesia (KSEI), the stock split will be exercised
   based on their securities account balance at the end of
   March 23, 2004. On   March 24, 2004 the amount of shares
   resulting from stock split will have been included in each of securities account balance.
2. For the shareholders whose shares have not been registered in the collective custodian in KSEI, the application of stock split will be commenced from March 24, 2004.

Jakarta, March 11, 2004
PT Indosat Tbk
The Board of Directors

Disclaimer :

This document contains certain financial information and
results of operation, and may also contain certain
projections, plans, strategies, and objectives of
Indosat, that are not statements of historical fact
which would be treated as forward looking statements
within the meaning of applicable law. Forward looking
statements are subject to risks and uncertainties that
may cause actual events and Indosats future results to be
materially different than expected or indicated by such
statements. No assurance can be given that the results
anticipated by Indosat, or indicated by any such forward
looking statements, will be achieved.
This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: March 11, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President